VIA EDGAR AND E-MAIL

January 14, 2026

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Corporation
Brookfield Finance Inc.
Brookfield Finance II Inc.
Brookfield Finance IV Inc.
Brookfield Finance V Inc.
Brookfield Capital Finance LLC
Brookfield Finance II LLC
Brookfield Finance (Australia) Pty Ltd
Brookfield Finance I (UK) plc

Registration Statements on Form F-10 and F-3

File Nos.	333-292304, 333-292304-01, 333-292304-02, 333-292304-03, 333-292304-04, 333-292317, 333-292317-01, 333-292317-02 and 333-292317-03

To Whom It May Concern:

On behalf of Brookfield Corporation, Brookfield Finance Inc., Brookfield Finance II Inc., Brookfield Finance IV Inc., Brookfield Finance V Inc., Brookfield Capital Finance LLC, Brookfield Finance II LLC, Brookfield Finance (Australia) Pty Ltd and Brookfield Finance I (UK) plc (collectively, the “Registrants”), enclosed is the notification of clearance issued by the Ontario Securities Commission with respect to the base shelf prospectus contained in the Registrants’ Registration Statements on Form F-10 and Form F-3 (File Nos. 333-292304, 333-292304-01, 333-292304-02, 333-292304-03, 333-292304-04, 333-292317, 333-292317-01, 333-292317-02 and 333-292317-03) (the “Registration Statements”). We hereby request that the Staff of the U.S. Securities and Exchange Commission (the “Staff”) declare the Registration Statements effective as of 4 p.m., New York time, on January 16, 2026, or as soon as possible thereafter.

If the Staff has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047. In addition, it would be appreciated if, as soon as the Registration Statements are declared effective, you would so inform Mr. Bornhorst and then send written confirmation to the addressees listed on the cover of the Registration Statements.

Sincerely,

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal & Regulatory

BROOKFIELD FINANCE INC.

By:	/s/ Kunal Dusad
Name: Kunal Dusad
Title: Vice President

BROOKFIELD FINANCE II INC.

By:	/s/ Kunal Dusad
Name: Kunal Dusad
Title: Vice President

BROOKFIELD FINANCE IV INC.

By:	/s/ Kunal Dusad
Name: Kunal Dusad
Title: Vice President

BROOKFIELD FINANCE V INC.

By:	/s/ Kunal Dusad
Name: Kunal Dusad
Title: Vice President

BROOKFIELD CAPITAL FINANCE LLC

By:	/s/ Kunal Dusad
Name: Kunal Dusad
Title: Vice President

[Signature Page to the Acceleration Request]

BROOKFIELD FINANCE II LLC

By:	/s/ Kunal Dusad
Name: Kunal Dusad
Title: Vice President

BROOKFIELD FINANCE (AUSTRALIA) PTY LTD

By:	/s/ Jonathon Sellar
Name: Jonathon Sellar
Title: Chief Executive Officer and Director

BROOKFIELD FINANCE I (UK) PLC

By:	/s/ Connor Teskey
Name: Connor Teskey
Title: Chief Executive Officer and Director

[Signature Page to the Acceleration Request]

Ontario Securities Commission	Commission des valeurs mobilières de l’Ontario	22nd Floor 20 Queen Street West Toronto ON M5H 3S8	22e étage 20, rue queen ouest Toronto ON M5H 3S8

NOTIFICATION OF CLEARANCE

RE:	Brookfield Corporation – SEDAR+ Filing #06377498

Brookfield Finance Inc. – SEDAR+ Filing #06377512

Brookfield Finance II Inc. – SEDAR+ Filing #06377522

Brookfield Capital Finance LLC – SEDAR+ Filing #06377552

Brookfield Finance II LLC – SEDAR+ Filing #06377558

Brookfield Finance (Australia) Pty Ltd – SEDAR+ Filing #06377566

Brookfield Finance I (UK) PLC – SEDAR+ Filing #06377573

Brookfield Finance IV Inc. – SEDAR+ Filing #06377583

Brookfield Finance V Inc. – SEDAR+ Filing #06377607

In accordance with Companion Policy 44-102CP to National Instrument 44-102 Shelf Distributions (NI 44-102), a Notification of Clearance is hereby issued in respect of the short form base shelf prospectus of Brookfield Corporation and its subsidiaries listed thereon filed under Part 9B of NI 44-102 and dated December 19, 2025, related to the offering of: Debt Securities, Class A Preference Shares and Class A Limited Voting Shares of Brookfield Corporation; Debt Securities of Brookfield Finance Inc.; Debt Securities of Brookfield Finance II Inc.; Debt Securities of Brookfield Capital Finance LLC; Preferred Shares (representing limited liability company interests) of Brookfield Finance II LLC; Debt Securities of Brookfield Finance (Australia) Pty Ltd; Debt Securities of Brookfield Finance I (UK) PLC; Class A Preference Shares of Brookfield Finance IV Inc.; and Class A Preference Shares of Brookfield Finance V Inc. and the Guarantees thereon that have been registered under the United States Securities Act of 1933, as amended.

DATED at Toronto this 13th day of January, 2026.

“David Surat”

David Surat

Associate Vice President, Corporate Finance Division

Ontario Securities Commission